Exhibit 99.3

Durban Roodepoort Deep, Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1895/000926/06)

(Share code: DUR)

(ISIN: ZAE 000015079)

(ARBN number: 086 277 616)

(NASDAQ trading symbol: DROOY)

(“DRD”)

CHANGE TO BOARD OF DIRECTORS

In compliance with Rule 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, DRD announces that, with effect from Wednesday, 4 August 2004, Mr Deon van der Mescht has resigned as alternate director from the board of directors of DRD.

Johannesburg
5 August 2004

Sponsor
Standard Bank